

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2019

Via E-Mail
Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **Progenics Pharmaceuticals, Inc.**
> **PRRN14A filed on October 3, 2019**
> **Filed by Velan Capital, L.P., et. al**
> **File No. 000-23143**

Dear Ms. Reda:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Revised Preliminary Proxy Statement

Cover page

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statements referencing alternately the company's decision to sell the company in a transaction that "substantially undervalues" the company and "at a massive discount."

Proposal 5 – The Election Proposal

2. Please provide us support for your belief that company's loan can be "refinanced or replaced, perhaps with an even higher principal balance" (page 38).

  Please direct any questions to me at (202) 551-3619.

           Sincerely,

           /s/ Daniel F. Duchovny
           Daniel F. Duchovny
           Special Counsel
           Office of Mergers and Acquisitions